Form 10-K, Exhibit 13
period 2004-12-31
GTX INC /DE/
filed 2005-03-24
CIK 1260990

                                                                    Exhibit 13.1

         [GTX(TM) LOGO]
The Men's Health Biotech Company

                                                SETTING THE PACE IN MEN'S HEALTH

                            [PICTURE OF MAN RUNNING]

                                                              2004 ANNUAL REPORT

                                                            EXCEEDING MILESTONES

Company Profile

GTx is a biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutics primarily related to the treatment of serious men's health conditions and oncology. GTx's drug discovery and development programs are focused on small molecules that selectively modulate the effects of estrogens and androgens, two essential classes of hormones. GTx has a marketed product and four clinical programs. The marketed product is FARESTON(R) (toremifene citrate 60mg) tablets for the treatment of metastatic breast cancer. The company is developing the same active compound, toremifene citrate, as ACAPODENE(R) in two of its clinical programs in men: (1) a pivotal Phase III clinical trial for the prevention of prostate cancer in high risk men and (2) a pivotal Phase III clinical trial for the treatment of serious side effects of androgen deprivation therapy for advanced prostate cancer. In its third clinical program, GTx and its partner, Ortho Biotech Products, L.P., a subsidiary of Johnson & Johnson, are developing andarine, a SARM, which they are working to progress to Phase II clinical testing in the second half of this year. GTx is developing its second SARM, ostarine, for andropause and other chronic conditions related to aging, including sarcopenia. In addition, GTx has an extensive preclinical pipeline generated from its own discovery program which includes the specific product candidates, prostarine, a SARM for benign prostatic hyperplasia (BPH), and andromustine, an anticancer drug, for hormone refractory prostate cancer.

                                                              PASSION TO SUCCEED

To Our Shareholders, 2004 was indeed a defining year for GTx. Our company made the important transition from a privately held business, incorporated in 1997, to a publicly traded company listed on the NASDAQ national market under the stock symbol, GTXI. Our initial public offering on February 3, 2004 raised approximately $70 million which allowed us to advance our late stage lead product candidate, ACAPODENE(R) (toremifene citrate), into two pivotal Phase III programs for two separate large men's health indications and to fund the development of our home grown selective androgen receptor modulator (SARM) program. The lead SARM product candidate, andarine, completed four separate Phase I clinical trials. We also advanced our second SARM compound, ostarine, into Phase I clinical testing for andropause. With four clinical programs and a deep pipeline, GTx has a strong future.

Achieving our milestones and positioning GTx for the future was the theme of 2004. Our lead product candidate ACAPODENE(R), a non-steroidal selective estrogen receptor modulator (SERM) licensed from Orion Corporation, is being developed for two large indications in men's health: 1) the prevention of prostate cancer in high risk men and 2) the treatment of the serious side effects of androgen deprivation therapy for advanced prostate cancer.

In June 2004, we announced positive results from our Phase IIb clinical trial for the prevention of prostate cancer in high risk men. Patients were classified as being at high risk because they had biopsy proven precancerous lesions of the prostate called high grade prostatic intraepithelial neoplasia (PIN). This large, prospective study of patients with high grade PIN confirmed that these men are at high risk for developing prostate cancer, as over 31% of patients taking a placebo were diagnosed with prostate cancer by one year. ACAPODENE(R) 20 mg reduced the prostate cancer incidence for all patients enrolled in the studY receiving treatment by almost 22%, and those patients completing a full year of therapy had a 46% reduction in the incidence of prostate cancer. This study has been recognized by peer review scientific meetings that include the 4th International Prostate Cancer Congress July 2004, American Association for Cancer Research (AACR) Frontiers in Cancer Prevention meeting October 2004, American Society of Clinical Oncology (ASCO) May 2005, and the American Urological Association (AUA) May 2005. In January 2005, we kicked off a multi-center pivotal Phase III clinical trial for the prevention of prostate cancer in these high risk men.

We also entered into collaboration agreements with three diagnostic companies, Hybritech, Inc., a subsidiary of Beckman Coulter Inc., diaDexus, Inc., and Tessera, Inc., to develop a blood or urine based test for high grade PIN. This test should allow physicians to detect high grade PIN in men who may unknowingly harbor these precancerous lesions of the prostate and expand the already growing number of men who may benefit from ACAPODENE(R) in the future. We plan to establish additional diagnostic relationships and continue to assist these companies by providing clinical samples to develop and validate a potential high grade PIN test.

                                                       STEADFAST IN OUR STRATEGY

Our second clinical program is testing ACAPODENE(R) 80mg in a multi-center, pivotal Phase III clinical trial for another important indication, the treatment of the serious side effects of androgen deprivation therapy for advanced prostate cancer. This trial will enroll 1,200 patients in over 130 clinical sites. We expect enrollment to be completed in the third quarter of 2005, and we plan to announce the interim analysis of bone mineral density data in the first 200 patients during the second half of 2005.

Toremifene is approved by the FDA as a 60mg dose for the treatment of metastatic breast cancer and is marketed under the tradename, FARESTON(R). FARESTON(R) has the same active ingredient, toremifene citrate, AS ACAPODENE(R), but the dosage form is different. Following the positive results from our proof of concept trials for ACAPODENE(R) , GTx had the confidence to strategically acquire FARESTON(R). In December 2004, WE signed an agreement with Orion Corporation to acquire FARESTON(R) and all of the remaining rights to toremifene, making GTx the sole licensee for toremifene for all indications in the United States and for alL indications except breast cancer in all other countries. With this agreement, we believe GTx is better positioned to maximize the commercial potential of our toremifene-based product candidates.

Our GTx scientists were the first to create and clinically develop selective androgen receptor modulators. SARMs are small molecules that selectively modulate androgen receptors. In men, we believe SARMs may be able to mimic testosterone's beneficial action in bone, muscle and brain while blocking testosterone's harmful activity in the prostate. Because of these properties, we believe SARMs can be developed to treat a range of medical conditions. In March 2004, we entered into a worldwide collaboration, license and co-promotion agreement with Ortho Biotech, a subsidiary of Johnson & Johnson, for the development of our lead SARM, andarine. This collaboration scientifically validates our SARM technology and gives us access to the world class research and marketing capabilities of Ortho Biotech, a leader in cancer supportive care. Through the efforts of GTx and Ortho Biotech, andarine is poised to become the first - in-class drug in cancer supportive care for the treatment of cancer cachexia. We are planning for Phase II clinical trials for andarine in the second half of 2005.

While our collaboration with Ortho Biotech provides favorable long term financial value for GTx, we have retained full rights to the rest of our SARM portfolio to allow our shareholders to maximally benefit from the future potential of our extensive SARM product pipeline. For example, GTx initiated a Phase I clinical trial for our second SARM product candidate, ostarine, in February 2005. Ostarine is being developed for andropause as well as other conditions associated with aging. We are especially excited about ostarine because it continues to demonstrate our strength in drug discovery. We expect to be in a Phase II clinical trial for ostarine by the end of 2005. GTx has established itself as a leader in SARM technology.

                                                            ALL TO ENHANCE LIVES

The recent advent of drug therapies to treat common male diseases such as benign prostatic hyperplasia (BPH) and erectile dysfunction has transformed the field of urology from a predominantly surgical specialty into a medical specialty. A number of effective drugs are now available to urologists to delay, and in some instances, replace surgery as a preferred treatment. GTx is committed to being a leader in this emerging focus on men's health. We have built an organization that is unparalleled in the biotech industry. We have multiple product candidates, including ACAPODENE(R) which is currently being tested in pivotal Phase III trials for two separate indications, and our SARM portfolio is a testament to our proven ability to bring product candidates from our discovery laboratories to the clinic. We have an established track record of being fiscally responsible by managing and executing our business strategy with less capital than our peers. GTx is different. We are committed to excellence, passionate about exceeding our goals and steadfast in building a fundamentally strong business to create long term shareholder value.

[Picture of Mitchell S. Steiner, M.D., F.A.C.S.]

                                       Mitchell S. Steiner, M.D., F.A.C.S.
                                       Vice-Chairman and Chief Executive Officer

Product Candidate Pipeline

GTx, Inc., the men's health biotech company, is a biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutics primarily related to the treatment of serious men's health conditions and oncology.

                                                                                     Clinical
                                                                           ---------------------------
                                                                           Phase      Phase      Phase
  Program            Indication           Drug Class      Preclinical        I          II        III      Marketed
------------     ---------------------    ----------      -----------      -----      -----      -----     --------
                 Advanced breast
FARESTON(R)      cancer                   SERM            --------------------------------------------------->

                 Side effect of
ACAPODENE(R)     androgen deprivation     SERM            ------------------------------------------>
                 therapy

                 Reduction in the
ACAPODENE(R)     incidence of prostate    SERM            ------------------------------------------>
                 cancer in high risk
                 men

andarine         Cancer cachexia          SARM            --------------------->

ostarine         Andropause               SARM            --------------------->

                 Hormone refractory
andromustine     prostate cancer          Anticancer      ---------->

                                                         [GTX(TM) LOGO]
                                                The Men's Health Biotech Company

BOARD:
J. R. HYDE, III
Chairman
GTx, Inc.

MITCHELL S. STEINER, M.D., F.A.C.S.
Vice-Chairman and Chief Executive Officer
GTx, Inc.

MARC S. HANOVER
President and Chief Operating Officer
GTx, Inc.

ANDREW M. CLARKSON
Former Chairman of Finance Committee
AutoZone, Inc

J. KENNETH GLASS
Chairman of the Board, President and Chief Executive Officer
First Horizon National Corporation and First Tennessee Bank National Association

ROSEMARY MAZANET, M.D., PH.D.
Chief Executive Officer and President
Breakthrough Therapeutics, LLC

JOHN H. PONTIUS
President
Pittco Management, LLC

TIMOTHY R.G. SEAR
Chairman of the Board
Alcon, Inc.

Management:
MITCHELL S. STEINER, M.D., F.A.C.S.
Vice-Chairman and Chief Executive Officer

MARC S. HANOVER
President and Chief Operating Officer

HENRY P. DOGGRELL
Vice President, General Counsel and Secretary

MARK E. MOSTELLER
Vice President, Chief Financial Officer

K. GARY BARNETTE, PH.D.
Vice President, Clinical Research and Development

JAMES T. DALTON, PH.D.
Vice President, Preclinical Research and Development

GREGORY A. DEENER
Vice President, Marketing and Sales

TRANSFER AGENT                              CORPORATE COUNSEL

EquiServe, Inc.                             Bass, Berry & Sims, PLC
Blue Hills Office Park                      100 Peabody Ave.
150 Royall Street                           Suite 950
Canton, MA 02021                            Memphis, Tennessee 38103
PHONE: 781.575.2000                         PHONE: 901.543.5900
FAX: 781.575.2500                           FAX: 901.543.5999
CORPORATE WEBSITE: http://www.equiserve.com CORPORATE WEBSITE: www.bassberry.com

LEGAL                                       ACCOUNTANTS

Cooley Godward LLP                          Ernst and Young
5 Palo Alto Square                          6410 Poplar Avenue
3000 El Camino Real                         Suite 500
Palo Alto, CA 94306                         Memphis, TN 38119
PHONE: 650.843.5000                         PHONE: 901.526.1000
FAX: 650.849.7400                           FAX: 901.543.5999
CORPORATE WEBSITE: http://www.cooley.com    CORPORATE WEBSITE: http://www.ey.com

[GTX(TM) LOGO]
The Men's Health Biotech Company

GTx. Inc.
3 North Dunlap
Memphis, TN 38163
901.523.9700
901.523.9772 fax
www.gtxinc.com